Exhibit 99.1

Qilian International Holding Group Limited Reports Financial Results for the First Six Months of Fiscal Year 2021

Jiuquan, China, September 16, 2021 (GLOBE NEWSWIRE) -- Qilian International Holding Group Limited (Nasdaq: QLI) (the “Company”), a China-based pharmaceutical and chemical products manufacturer, today announced its unaudited financial results for the first six months of fiscal year 2021 ended March 31, 2021.

Mr. Zhanchang Xin, Chairman and CEO of the Company, commented, “We are pleased with our financial results for the first six months of fiscal year 2021. Our revenue increased by 8% to $29.9 million, which we believe demonstrates our continuous growth potential.”

“Looking forward, we believe our heparin product will benefit from the current market trend. Driven by the increasing demand for clinical anticoagulants globally, the export price of raw material medicine heparin soared, rising by nearly 269% year-on-year in June 2021, setting a record high. The production volume of heparin raw materials in China ranks first in the world, and the supply of heparin raw materials from producers in China accounts for about 50% of global demand. After our new pig by-product processing facility is built and put into operations, it will further boost our production capability of heparin sodium preparations. We expect to seize market opportunities and continue expanding our capabilities as we see some return to normalcy in our everyday lives. We remain focused on driving momentum in our business that will strive to achieve sustainable development and create long term value for our shareholders, ” Mr. Xin added.

Financial Highlights for the Six Months Ended March 31, 2021

	For the Six Months Ended March 31,
($’000, except per share data)	2021	2020	% Change
Revenue	$29,939	$27,759	8%
Gross profit	$4,091	$6,228	(34)%
Gross margin	13.7%	22.4%	(9)%
Income from operations	$2,272	$4,793	(53)%
Net income	$2,245	$4,183	(46)%
Net Income attributable to Qilian International Holding Group Limited (“Qilian International”)	$2,351	$3,858	(39)%
Basic and diluted earnings per share	$0.07	$0.13	(46)%

●	Revenue increased by 8% year-over-year to $29.9 million for the six months ended March 31, 2021 from $27.8 million for the same period of the prior fiscal year. The increase in revenue is primarily attributable to the increased revenue from the sales of oxytetracycline products and the appreciation Renminbi (“RMB”) against U.S. dollars (“USD”).

●	Gross profit decreased by 34% to $4.1 million for the six months ended March 31, 2021 from $6.2 million for the same period of the prior fiscal year. Gross margins were 13.7% and 22.4% for the six months ended March 31, 2021 and 2020, respectively. The decreased gross profit was mainly due to decreased gross margin from licorice products, the selling price of which has decreased significantly compared to the six months ended March 31, 2020.

●	Income from operations was $2.3 million for the six months ended March 31, 2021, compared to income from operations of $4.8 million for the same period of the prior fiscal year, due to the decrease of gross profit.

●	Net income was $2.2 million for the six months ended March 31, 2021, compared to net income of $4.2 million for the same period of the prior fiscal year mainly due to the decreased gross margin described above.

●

Net income attributable to Qilian International was $2.4 million or earnings per share of $0.07 for the six months ended March 31, 2021, compared to net income attributable to Qilian International of $3.9 million, or earnings per share of $0.13, for the same period of the prior fiscal year.

Unaudited Financial Results for the Six months ended March 31, 2021

Revenue

For the six months ended March 31, 2021, revenue increased by $2.1 million, or 8%, to $29.9 million from $27.8 million for the same period of the prior fiscal year. The increase was mainly due to the sales increase from oxytetracycline products, licorice products and traditional Chinese medicine derivatives (“TCMD”), as well as the appreciation of RMB to USD, from 1 USD = 7.0126 RMB for the six months ended March 31, 2020.

For the six months ended March 31, 2021, revenue from oxytetracycline products, licorice products and traditional Chinese medicine derivatives (“TCMD”) increased by $2.8 million. The increase was primarily due to an increase of oxytetracycline products sold. The increase in oxytetracycline products revenues was due to the four newly added customers which contributed $1.6 million in the six months ended March 31, 2021. In addition, the sales quantity increased due to the recovery of the market from the impact of the COVID-19 pandemic. For the six months ended March 31, 2020, due to the outbreak of COVID-19 in China, the Company’s sales were affected by the lock down of the economy.

For the six months ended March 31, 2021, revenue from heparin products, sausage casings and fertilizer decreased by $0.6 million, which is normal fluctuation in the Company’s business operations.

Cost of revenue

Cost of revenue increased by $4.3 million, or 20%, to $25.8 million for the six months ended March 31, 2021 from $21.5 million for the same period of the prior fiscal year. The increase in overall cost of revenue was mainly due to the following reasons: (1) increase of sales from oxytetracycline products, licorice products and TCMD, which increased cost of revenue by $3.8 million; and (2) appreciation of RMB against USD, from an average exchange rate of 1 USD = 7.0126 RMB for the six months ended March 31, 2020 to an average exchange rate of 1 USD = 6.5541 for the six months ended March 31, 2021.

Gross profit

Gross profit decreased by $2.1 million, or 34%, to $4.1 million for the six months ended March 31, 2021 from $6.2 million for the same period of the prior fiscal year. As a result, gross margin percentage decreased to 13.7% for the six months ended March 31, 2021 from 22.4% for the same period of the prior fiscal year.

Gross profit margin for oxytetracycline products, licorice products and TCMD decreased by 9.2% for the six months ended March 31, 2021 as a result of the decreased selling price for licorice products in the current year, compared to the same period of prior year, as the price went up last year due to the shortage of supply and restraint from logistics as affected by the COVID-19 pandemic. For the six months ended March 31, 2021, the Company lowered the selling price by almost 10%, with only 4% drop of the cost per unit sold, compared to the same period of last year. In addition, gross margin for heparin and sausage casing products decreased by 8.8% for the six months ended March 31, 2021 compared to the same period of prior year. As the demand for these products was not as strong as the Company expected, in order to increase the cash flow as well as decrease inventory close to shelf life, the Company sold its heparin and sausage casing products at lower prices.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $1.8 million for the six months ended March 31, 2021, representing an increase of approximately $0.4 million, or 27%, from $1.4 million for six months ended March 31, 2020. The increase was mainly attributable to increased salary paid to board of directors of approximately $0.2 million.

Income before income taxes

Income before income taxes was $2.5 million for the six months ended March 31, 2021, compared to income before income taxes of $4.9 million for the same period of the prior fiscal year.

Net income and net income attributable to Qilian International

Net income was $2.2 million for the six months ended March 31, 2021, compared to net income of $4.2 million for the same period of the prior fiscal year. After deducting non-controlling interests, net income attributable to Qilian International was $2.4 million for the six months ended March 31, 2021, compared to net income attributable to Qilian International of $3.9 million for the same period of the prior fiscal year.

Earnings per share-basic and diluted

After deducting non-controlling interests, earnings per share attributable to the Company was $0.07 per basic and diluted share, for the six months ended March 31, 2021, compared to earnings per share of $0.13 per basic and diluted share, for the same period of the prior fiscal year.

Weighted average number of shares outstanding was 32,428,571 for the six months ended March 31, 2021, compared to 30,000,000 for the same period of last fiscal year.

Financial Condition

As of March 31, 2021, the Company had cash of $20.3 million, compared to $11.9 million as of September 30, 2020. Total working capital was $45.3 million as of March 31, 2021, compared to $19.1 million as of September 30, 2020.

Net cash provided by operating activities was $9.7 million for the six months ended March 31, 2021, compared to net cash provided by operating activities of $5.3 million for the same period last year. Despite the decrease of net income, the net cash provided by operating activities increased due to the $6.1 million increase of cash from bank acceptance notes receivable.

Net cash used in investing activities was $21.1 million for the six months ended March 31, 2021, compared to net cash used in investing activities $0.1 million for the same period last year. The increase was due to $20 million cash used in investment made for marketable securities.

Net cash provided by financing activities was $19.4 million for the six months ended March 31, 2021, compared to net cash provided by financing activities $2.1 million for the same period of last year. The increase was mainly due to the cash of $24.0 million received from ordinary shares issued in the Company’s initial public offering, offset by $4.6 million decrease of net cash provided from bank loans.

About Qilian International Holding Group Limited

Qilian International Holding Group Limited, headquartered in Gansu, China, is a pharmaceutical and chemical products manufacturer in China. It focuses on the development, manufacture, marketing and sale of licorice products, oxytetracycline products, traditional Chinese medicine derivatives product, heparin product, sausage casings, and fertilizers. The Company’s products are sold in more than 20 provinces in China. For more information, visit the company’s website at http://ir.qlsyy.net/.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, financial needs and the successful construction of the pig by-product processing project facility. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Qilian International Holding Group Limited
Email: ir@qlsyy.net

Ascent Investors Relations LLC
Tina Xiao
President
Phone: 917-609-0333
Email: tina.xiao@ascent-ir.com

Qilian International Holding Group Limited and Subsidiaries
Condensed Consolidated Balance Sheets (unaudited)

	As of
	March 31,	September 30,
	2021	2020

ASSETS
CURRENT ASSETS:
Cash and cash equivalent	$20,312,619	$11,867,130
Accounts receivable, net	170,495	1,118,476
Short term investment	20,000,000	-
Bank acceptance notes receivable	3,875,350	11,498,075
Inventories, net	12,810,203	11,994,471
Advances to suppliers, net	1,106,428	491,827
Other current assets	230,511	547,443
TOTAL CURRENT ASSETS	58,505,606	37,517,422

Property and equipment, net	8,189,517	7,419,028
Intangible assets, net	1,925,967	1,881,722
Long term investment	596,988	540,517
Operating lease right of use assets	211,772	243,874
Deferred tax assets	410,925	361,250
Security deposit	200,859	179,325
TOTAL ASSETS	$70,041,634	$48,143,138

CURRENT LIABILITIES:
Bank loans	$3,050,408	$7,349,375
Accounts payable	5,368,120	4,377,712
Advance from customers	2,702,266	3,511,198
Advance from customers - related parties	18,302	33,152
Deferred government grants - current	380,603	384,802
Taxes payable	1,085,894	1,383,182
Operating lease liabilities, current	118,457	82,468
Accrued expenses and other payables	520,878	1,301,882
TOTAL CURRENT LIABILITIES	13,244,928	18,423,771

LONG TERM LIABILITIES
Operating lease liabilities, noncurrent	101,755	155,723
Deferred government grants - noncurrent	553,680	722,137

TOTAL LIABILITIES	13,900,363	19,301,631

Commitments and contingencies

EQUITY:
Ordinary Shares, $0.00166667 par value, 100,000,000 shares authorized, 35,750,000 and 30,000,000 Ordinary Shares issued and outstanding as of March 31, 2021 and September 30, 2020 , respectively	59,583	50,000
Additional paid-in capital	36,621,050	12,252,077
Statutory Reserve	2,816,692	2,200,786
Retained earnings	13,932,050	12,197,372
Accumulated other comprehensive loss	390,076	(602,001)
Total shareholders’ equity attributable to Qilian International	53,819,451	26,098,234
Noncontrolling interests	2,321,820	2,743,273
TOTAL EQUITY	56,141,271	28,841,507
TOTAL LIABILITIES AND EQUITY	$70,041,634	$48,143,138

Qilian International Holding Group Limited and Subsidiaries
Condensed Consolidated Statements of Income and Comprehensive Income (unaudited)

	For the six months ended March 31,
	2021	2020

NET REVENUE	$29,939,173	$27,758,814

COST OF REVENUE	25,848,510	21,530,973

GROSS PROFIT	4,090,663	6,227,841

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	1,818,722	1,434,898

INCOME FROM OPERATIONS	2,271,941	4,792,943

Other Income (Expenses)
Interest expense	(80,387)	(110,251)
Other income	330,290	215,788
Total Other income (expense)	249,903	105,537

INCOME BEFORE INCOME TAX PROVISION	2,521,844	4,898,480

PROVISION FOR INCOME TAXES	276,517	715,101

NET INCOME	2,245,327	4,183,379

Less: net income (loss) attributable to non-controlling interest	(105,257)	325,249

NET INCOME ATTRIBUTABLE TO QILIAN INTERNATIONAL HOLDING GROUP LIMITED	$2,350,584	$3,858,130

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	1,084,823	110,067
COMPREHENSIVE INCOME	3,330,150	4,293,446
Less: comprehensive income (loss) attributable to non-controlling interests	(12,511)	340,536
COMPREHENSIVE INCOME ATTRIBUTABLE TO QILIAN INTERNATIONAL HOLDING GROUP LIMITED	$3,342,661	$3,952,910

Earnings per common share - basic and diluted	$0.07	$0.13
Weighted average shares - basic and diluted	32,428,571	30,000,000

Qilian International Holding Group Limited and Subsidiaries
Condensed Consolidated Statements of Cash flows (unaudited)

	For the six months ended March 31
	2021	2020

Cash flows from operating activities:
Net Income	$2,245,327	4,183,379
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Amortization of the Right-of-use assets	62,410	-
Depreciation and amortization	590,489	577,860
Provision of doubtful accounts	(21,357)	26,796
Inventory reserve	350,186	(36,210)
Deferred tax expense	(36,090)	32,811
Investment income	(5,768)	531
Changes in operating assets and liabilities:
Accounts receivable	1,009,208	(2,390,190)
Bank acceptance notes receivable	8,058,486	1,948,153
Inventories	(714,555)	2,195,464
Advances to suppliers	(596,309)	(771,020)
Other current assets	325,467	(138,014)
Accounts payable	827,898	13,778
Advance from customers	(941,445)	(1,698,831)
Advance from customers - related parties	(16,103)	(2,210)
Deferred revenue	(214,402)	(200,740)
Tax payables	(349,482)	1,563,764
Accrued expenses and other payables	(830,314)	(12,038)
Operating lease liabilities	(48,068)	-
Net cash provided by operating activities	9,695,578	5,293,283

Cash flows from investing activities:
Purchase of property and equipment	(1,053,496)	(215,696)
Purchase of intangible assets	(1,798)	(8,791)
Proceeds from (Payment made for) long term investment	(30,369)	57,041
Investment made for marketable securities	(20,000,000)	-
Net cash used in investing activities	(21,085,663)	(167,446)

Cash flows from financing activities:
Proceeds from bank loans	7,628,812	2,139,007
Repayment of bank loans	(12,206,100)	-
Cash receipts from equity issuance, net of issuance cost	23,967,441
Net cash provided by financing activities	19,390,153	2,139,007

Effect of exchange rate change on Cash	445,421	(47,347)

Net increase (decrease) in cash and cash equivalents	8,445,489	7,217,497
Cash and cash equivalents at beginning of period	11,867,130	4,594,440
Cash and cash equivalents at end of period	$20,312,619	11,811,937

Supplemental cash flow information
Cash paid for interest	$147,230	$124,955
Cash paid for income taxes	$136,415	$149,879

Qilian International Holding Group Limited and Subsidiaries
Condensed Consolidated Statements of Changes in Equity (unaudited)

	Ordinary Shares	Additional Paid-in Capital	Retained Earnings	Statutory Reserve	Accumulated Other Comprehensive Income	Shareholders' Equity	Non-controlling Interests	Total Equity
Balance at September 30, 2019	50,000	$12,252,077	$7,560,631	$1,773,817	$(1,743,175)	$19,893,350	$2,744,576	$22,637,926
Capital contribution from shareholders						-		-
Net income for the year			3,858,130			3,858,130	325,249	4,183,379
Appropriation for statutory reserve			(426,671)	426,671		-		-
Stock dividend appropriation to shareholders						-		-
Cash dividend paid to shareholders						-		-
Foreign currancy translation adjustment					94,780	94,780	15,287	110,067
Balance at March 31, 2020	$50,000	$12,252,077	$10,992,090	$2,200,488	$(1,648,395)	$23,846,260	$3,085,112	$26,931,372

Balance at September 30, 2020	$50,000	$12,252,077	$12,197,372	$2,200,786	$(602,001)	$26,098,234	$2,743,273	$28,841,507

Common stock issued in initial public offering	9,583	23,960,031				23,969,614		23,969,614
Non controlling interest transaction		408,942				408,942	(408,942)	-
Net income for the year			2,350,584			2,350,584	(105,257)	2,245,327
Acquisition of Noncontrolling interest								-
Appropriation for statutory reserve			(615,906)	615,906				-
Foreign currancy translation adjustment					992,077	992,077	92,746	1,084,823
Balance at March 31, 2021	$59,583	$36,621,050	$13,932,050	$2,816,692	$390,076	$53,819,451	$2,321,820	$56,141,271